SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):    Yes  ☐    No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 9, 2018.

TRANSLATION

Buenos Aires, May 9, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:        Relevant

fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

We inform you that YPF S.A. and the main refining companies in Argentina have entered into an agreement with the Federal Government pursuant to which they have assumed the commitment not to increase their fuel prices within the local market during the months of May and June.

The agreement seeks to soften the impact on fuel prices of the recent increases in the exchange rate and oil prices, and to contribute to price stabilization in the local economy in the short term, in favor of the general economic interest.

Price differences which had accrued through this date, and those which may further accrue during this two-month period, will be gradually transferred to prices during the second half of the year. In case it is not possible to fully compensate for such differences due to market circumstances, the Federal Government assumed the commitment to agree upon mechanisms which would allow refining companies to recover such differences before the end of the year 2018.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer